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[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

            December 19, 2007

John M. Ganley
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    BlackRock Defined Opportunity Credit Trust (the
    "Trust")—File Numbers 333-143800 and 811-22082

Dear Mr. Ganley:

        We are in receipt of your comment letter dated November 19, 2007, regarding Pre-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-2 related to the issuance of common shares of the Trust.

        The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Trust's Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 2 to the Trust's Registration Statement filed today on EDGAR ("Pre-Effective Amendment No. 2"). We are enclosing herewith a version of Pre-Effective Amendment No. 2 that has been marked to show the Trust's responses to your comments, as well as other changes made to Pre-Effective Amendment No. 1 to the Registration Statement since its filing on November 2, 2007.

        The Trust's responses to your comments are set forth below. For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

Prospectus

Cover Page

1.
The Cover Page of the Prospectus states that the Trust will invest at least 80% of its Managed Assets in certain credit securities. The third paragraph states that the Trust may invest in structured products or swaps as a substitute for direct investment in a credit security or that adjust the risk profile of the Trust's credit securities portfolio. Such investments will be counted as credit securities for purposes of the Trust's 80% policy. Rule 35d-1 under the Investment Company Act of 1940 provides that a fund with a name suggesting a focus on a particular type of investment must have a policy to invest at least 80% of its assets in the type of investment suggested by the fund's name. In the release adopting the rule, the Commission stated that in appropriate circumstances, a fund would be permitted "to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." Investment Company Act Release No. 24828 note 13 (Jan. 17, 2001). Please revise the disclosure to clarify that structured products or swaps included in the 80% will have economic characteristics similar to the credit securities included in the basket.

Response: The fourth sentence of the third paragraph on the cover page of the prospectus and in each other location where the sentence appears in the prospectus has been revised to read as follows (new language underlined):

"To the extent that the Trust invests in structured products or swaps with economic characteristics similar to credit securities, the value of such investments will be counted as credit securities for purposes of the Trust's 80% policy."

Prospectus Summary—Investment Policies (Page 1)

2.
The second paragraph of this section states that the Trust may invest in, among other things, Senior Loans and Second Lien Loans. Please state in this section the Trust's policy with respect to the credit quality of these types of investments.

Response: Senior Loans and Second Lien Loans are defined as "credit securities," which are a sub-set of the broader term "debt securities." In the third paragraph of this section, the Trust states that it "may invest in debt securities, including Senior Loans and Second Lien Loans, of any credit quality...." The Trust respectfully submits that this statement adequately discloses its policy with respect to the credit quality of its investments in debt securities, including investments in Senior Loans and Second Lien Loans.

3.
The second paragraph of this section states that the Trust may invest, as part of its 20% basket, in mortgage-backed securities. Please inform us whether the Trust may invest in securities backed by subprime debt. If so, please inform us of the extent to which the Trust may invest in such securities. We may have additional comments after reviewing your response.

Response: The Trust will not invest more than 5% of its total assets in subprime mortgages or pools of mortgages backed by subprime debt. Disclosure to this effect has been added to the prospectus at pages 18, 30 and 46. In addition, subprime risk disclosure has been added to page B-10 of the Statement of Additional Information.

Prospectus Summary—Investment Advisor and Sub-Advisor (Page 3)

4.
This section states that the Advisor's fee will be calculated based, in part, upon the Trust's performance relative to the Credit Suisse Leveraged Loan Index. ("CSLL Index"). Please provide a brief description of this index in the prospectus.

Response: The Board of Trustees of the Trust has approved a revised advisory fee structure by which the Trust's investment adviser will receive an annual fee, payable monthly, in an amount equal to 1.00% of the average daily value of the Trust's Managed Assets (as such term is defined in the prospectus). Accordingly, all references to the CSLL Index and the prior "fulcrum fee" structure in the prospectus have been deleted.

5.
We understand that the CSLL Index is comprised of below investment grade bank loans. We further understand that bank loans are frequently floating rate, secured loans, with relatively high recovery rates in the event of default. According to the Prospectus Summary, in addition to investing in bank loans, the Trust may invest in other instruments, e.g., junk bonds and Second Lien Loans, that may be unsecured and/or carry fixed interest rates. Debt that is unsecured and/or carrying fixed interest rates would generally be regarded as riskier than secured, floating rate bank loans, and therefore have higher interest rates. Moreover, we also understand that junk bonds have relatively lower recovery rates, as compared to bank loans, in the event of default. Given that the Trust intends to invest in junk bonds and unsecured Second Lien Loans, in addition to bank loans, please provide us with an explanation as to why the CSLL Index is an "appropriate index of securities prices" within the meaning of Section 205(b)(2) of the Investment Advisers Act.

Response: Please see the Trust's response to Comment #4.

6.
This section states that the management fee paid to the Advisor can range from 0.50% to 1.50% of the average daily value of the Trust's Managed Assets over the prior rolling twelve-month period. Please also describe the range of the Adviser's fee in terms of the Trust's net assets, assuming the maximum amount of leverage the Trust may use. Please state how much the Trust must outperform the Index for the Advisor to receive the maximum fee. Please state whether the amount by which the Trust must outperform the Index for the Adviser earns the maximum Performance Adjustment is consistent with the guidance in Investment Company Act Release No. 7113 (April 6, 1972) (hereinafter, "Release No. 7113") that the maximum fee be paid only when a fund outperforms an index by at least 10%. If the amount of outperformance necessary to achieve the maximum fee is not consistent with Release No. 7113, please explain why it is appropriate, or revise it consistent with the Release.

Response: Please see the Trust's response to Comment #4.

7.
This section states that for each 0.04% difference between the total return of the Trust and the Index, the Trust will pay the Advisor an additional 0.01% Performance Adjustment. This section states, "Smaller and larger differences between the total returns of the Trust and the Index... will result in proportionate Performance Adjustments...." Please explain to us whether the performance fee structure is intended to include a "null zone" or whether the Performance Adjustment is intended to be "continuous", within the meaning of those terms as used in Release No. 7113. Please further explain to us how the performance fee structure is consistent with the guidance provided in Release No. 7113.

Response: Please see the Trust's response to Comment #4.

8.
Inasmuch as the advisory fee will be based on the Fund's Managed Assets, please explain to us how the Fund's derivative transactions will be valued for purposes of computing the advisory fee.

Response: The Trust's derivative positions will be valued at their fair market value (which generally will be determined by a third party pricing agent) and that value will be added to (or subtracted from, if the derivative has a negative value) the fair market value of the Trust's other securities for purposes of determining the Trust's Managed Assets on which the advisory fee is based.

Summary of Trust Expenses (Page 16)

9.
This table states that the Management fee will be 1.00% of Net Assets attributable to common shares, assuming the Trust uses leverage in an amount equal to 33 1/3% of the Trust's Managed Assets. Footnote 5, however, states that the fee will be 1.00% of Managed Assets. If the Trust will leverage to 33 1/3% of its Managed Assets, the Management fee will not equal 1.00% of Net Assets. Please revise the disclosure as appropriate.

Response: The Trust has revised this disclosure.

Investment Management Agreements (Page 40)

10.
This section provides a table illustrating the Trust's management fee in various circumstances as a percentage of the Trust's average daily Managed Assets for the performance period. In our view, the table is confusing in several respects. First, the Index Total Return axis is presented such that returns increase going down the column. Conventionally, numbers presented in a column increase going up the column. Your presentation may be confusing to some investors. Second, the range of Index Returns presented is much narrower than the Trust Total Returns: Index Total Returns presented range from -5% to +5%, while Trust Total Returns presented range from -10% to +10%. As a result, from the table it appears that when the Trust's performance is negative, the Trust would almost always pay a management fee of less than 1.0% of Managed Assets. In fact, the Trust would be required to pay a positive performance adjustment, even when its performance is negative, whenever its performance exceeds the performance of the Index. Please revise the table to avoid the problems identified or delete the table. If the table is deleted, please disclose in this section that the Trust may be required to pay performance fees to the Advisor, even though the Trust's performance is negative, if the Index's performance is more negative than the Trust's performance.

Response: Please see the Trust's response to Comment #4.

Distributions (Page 42)

11.
This section states that the Trust intends to make distributions to shareholders on a monthly basis. Please furnish us with a representation that the Trust will disclose estimates of the tax characteristics of its quarterly distributions in its semiannual reports, even though its tax numbers cannot be finalized until its fiscal year end. Estimates of the tax characterizations of the Trust's distributions in its semiannual reports will alert shareholders to potential year-end tax consequences.

Response: As required by Section 7.82 of the AICPA Audit Guide for Investment Companies, if management of the Trust determines that a tax return of capital is likely to occur for the Trust's fiscal year, although the exact amount may not be estimable, that fact will be disclosed in a note to the Trust's interim financial statements. To the extent that the amount of such tax return of capital can be reasonably estimated by management of the Trust, such estimate will be disclosed in the notes to the Trust's interim financial statements. To the extent that the amount of such tax return of capital cannot be reasonably estimated by management of the Trust, a statement to that effect will be included in the notes to the Trust's interim financial statements.

12.
Please inform us whether the Trust intends to report a distribution yield. If the Trust intends to report a distribution yield at any point prior to finalizing its tax figures, the Trust should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Trust does intend to report a distribution yield and almost certainly will report distribution yields from time to time during the year prior to finalizing its tax figures for the year. The Trust would like to assure the staff that it and its advisor are very much interested in clearly disclosing to its investors the sources from which its distributions are made. To this end, it plans to follow the current practice of the other BlackRock closed-end funds that return capital to investors from time to time, which is to disclose in their Section 19 notices (i) the total dollar amount of the respective distribution per share (for example, $1.00), (ii) the dollar amount per share of the distribution that comes from each of net investment income (for example, $0.90), from net realized capital gains (for example, $0.07) and from a return of capital (for example, $0.03), (iii) the percentage of the particular distribution that each amount represents (for example, 90%, 7% and 3%); (iv) the dollar amount of the total cumulative distributions for the fiscal year to date for each of the categories described in (ii); and (v) the percentage of the total cumulative distribution for the fiscal year to date for each of the categories described in (ii). BlackRock also includes this information on its internet site for its closed-end funds and notes in press releases any funds that have section 19 notices when announcing distributions.

We supplementally inform you that the BlackRock closed-end funds have pending with the Securities and Exchange Commission (the "Commission") an application for Exemptive relief to permit distributions of long term capital gain more frequently than currently permitted by Section 19 of the Investment Company Act of 1940 (the "Investment Company Act"). Based on letters from Elizabeth Osterman of the Commission's staff that the BlackRock applicants received on October 17, 2006 and December 21, 2006, the Trust believes that it will be subjected to detailed reporting requirements with respect to its distributions as a condition to receiving such relief, including reporting requirements with respect to returns of capital. The Trust hereby represents that it will comply with whatever reporting requirements the Commission imposes as a condition to such relief.

The Trust also believes that reporting distribution yield in the manner suggested by the staff would not be in the best interest of the Trust's shareholders, as it could be very confusing to investors in the market. The table attached as Annex A to this letter illustrates the concern. The table sets forth distributions from a current BlackRock closed-end fund for the past seven quarters. The numbers in the table are Section 19(a) numbers and not tax estimate numbers (Section 19(a) reporting is done on a GAAP basis, and not a tax basis), but it nevertheless illustrates the variability that would be reported if return of capital is excluded from distribution yield. It would be even worse as proposed above, because you would require the Trust to deduct return of capital on an estimated tax basis which introduce even more variability, be based on uncertain numbers and result in the number reported each quarter being obsolete shortly after it is reported as the Trust's tax posture changes throughout the year. It also would cause the Trust to report a number that is inconsistent with its Section 19 reporting, thereby creating even greater confusion in the market place.

The Trust believes that market prices for shares of closed-end investment companies are sensitive to the distribution rates of those companies and that a reporting regime that gives the impression that those distributions rates are fluctuating based on estimated tax treatment of the Trust for the year to date would cause its shares to experience greater volatility with respect to its market price, which would not be in the best interests of shareholders.

In addition, closed-end investment companies generally do not and historically have not reported distribution yield in this manner. If the Trust were to adopt this reporting regime, it would be reporting information in a manner different than hundreds of other closed-end investment companies which could cause confusion in the market and disadvantage the Trust's shareholders. The market very well may conclude that the Trust's performance is worse than the performance of its peers and/or more volatile. If the staff or the Commission were to announce this reporting regime as a requirement for all closed-end investment companies, then the Trust may not agree with the reasoning behind it, but could comply without placing its shareholders at a disadvantage.

Accordingly, the Trust respectfully submits that it should continue to report distribution yield in accordance with the current practice of the BlackRock closed-end funds until the Commission finalizes the conditions for exemptive relief from Section 19 and, upon the receipt of such relief, the Trust will comply with the disclosure regime required as a condition to obtaining such relief.

13.
The second paragraph of this section states that the Trust may make distributions that would be treated as a "tax-free return of capital". "Return of capital" is a technical term that may not be commonly understood by the typical investor. Please revise the disclosure to provide a plain English explanation of the term "return of capital". See Rule 421(b) under the Securities Act of 1933. In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Trust shares. Finally, please add disclosure about the risks of distributions of returns of capital in the Trust's Risk section. Please summarize those risks in the Prospectus Summary.

Response: The second paragraph of the "Distributions" section of the prospectus filed as part of Pre-Effective Amendment No. 1 to the Registration Statement

contains the following disclosure, which has been revised as follows (new language underlined):

  "The ultimate U.S. federal income tax characterization of the Trust's distributions made in a calendar or fiscal year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Trust may make total distributions during a calendar or taxable year in an amount that exceeds the Trust's net investment company taxable income and net capital gains for the relevant taxable year. In such situations, the amount by which the Trust's total distributions exceed its investment company taxable income and net capital gains would generally be treated as a tax-free return of capital reducing the amount of a shareholder's tax basis in such shareholder's shares. When you sell your shares in the Trust, the amount, if any, by which your sales price exceeds your basis in the shares is gain subject to tax. Because a return of capital reduces your basis in the shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the shares, all other things being equal."

The Trust respectfully submits that this revised language adequately defines "tax-free return of capital" in plain English and discloses the fact that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Trust shares.

The following risk factor, which contains a plain English explanation of the term "return of capital," has been added to the "Tax Matters" section of the prospectus and the "Tax Matters" section of the Statement of Additional Information:

  "If, for any calendar year, the Trust's total distributions exceed both current earnings and profits and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital up to the amount of a shareholder's tax basis in the common shares. A "return of capital" means that the Trust will make distributions to you in excess of your share of such earnings and profits. When you sell your shares in the Trust, the amount, if any, by which your sales price exceeds your basis in the shares is gain subject to tax. Because a return of capital reduces your basis in the shares, it will increase the amount of when you sell the shares, all other things being equal."

As the phrase "return of capital" has been explained in plain English in the "Prospectus Summary" and "Risks" sections of the prospectus the Trust has not redefined the phrase in the "Distributions" section.

Statement of Additional Information

Investment Restrictions (Page B-2)

14.
Investment Restriction (2) provides that the Trust may not:

  invest 25% or more of the value of its total assets in any one industry, provided that securities issued or guaranteed by the U.S. Government and non-U.S. governments or their agencies or instrumentalities will not be considered to represent an industry[.] (Emphasis added.)

        a.     The Division of Investment Management has taken the view that only tax-exempt securities issued by governments or political subdivisions of governments are not subject to the requirement of Section 8(b)(1)(E) of the Investment Company Act to state a policy with respect to industry concentration. See Investment Company Act Release No. 9785 (May 1, 1977). Please revise your concentration policy to be consistent with this Division position.

Response: The Trust has revised Investment Restriction (2) to read as follows (new language underlined):

  "invest 25% or more of the value of its total assets in any one industry, provided that securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry."

        b.     According to the Trust's Investment Policies (Prospectus, page 1), one of the Trust's primary investments will be Senior Loans. According to page B-4 of the Statement of Additional Information, a Senior Loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution. Please inform us whether these types of institutions will be considered issuers for purposes of the Trust's concentration policy. If they will not be considered issuers, please provide your legal analysis supporting your position.

Response: The Trust will not consider a bank that originates, negotiates or structures a Senior Loan to be an "issuer" in connection with the loan if the Trust acquires an assignment of the loan. If the Trust acquires an assignment of the loan, then the Trust does not have any economic exposure to the bank or any other person servicing the loan because neither the bank or any other service provider would be inter-positioned between the Trust and the borrower (other than perhaps an agent bank that receives payments, as agent, from the borrower and distributes that payment among the holders of the loan). As a result, the Trust will not have economic exposure to the assigning bank or any other person This treatment would be consistent with analogous circumstances, such as securities purchased in an initial public offering or private placement and securities with respect to which an agent provides services to the issuer and security holders with respect to the security. For example, an investment company that purchases a security in an initial public offering or a private placement does not consider the underwriter of the security, whether it is an equity security or a debt security, to be a security issued by the underwriter or the placement agent. Also, merely because the originating bank or an affiliate of the originating bank may have a continuing role with respect to the security does not make it an issuer of the security, any more than a trustee that administers a debenture should be considered an issuer of the debt security or a custodian that holds a security and receives payments on behalf of an investment company is an issuer of that security.

If the Trust acquires a participation in a loan, however, the Trust may have economic exposure to the participating bank depending on the terms of the participation. Accordingly, if the Trust acquires a participation in a loan, it will consider all relevant factors in determining whether to treat the participating bank and any other person inter-positioned between the Trust and the borrower as an issuer, including the terms of the loan agreement and other relevant agreements (including inter-creditor agreements and any other agreements with the participating bank). If the Trust concludes that based on its review of the documents that it has an economic exposure to the participating bank or another inter-positioned person, the Trust will treat such person as an issuer for purposes of its concentration policy. Based on the way loans currently are structured in the participation market, the Trust currently expects that, based on this analysis, it will be required to treat banks from which it purchases a participation as an issuer for purposes of its concentration policy.

This analysis is supported by the view of the staff with respect to the term "issuer" under Section 5(b)(1) of the Investment Company Act which relates to diversification, in connection with which the staff has stated:

  The identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the subdivision, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only be the assets and revenues of the nongovernmental issuer, then such nongovernmental issuer would be deemed to be the sole issuer for purposes of Section 5(b)(1). If, however, in either case, the creating government or some other entity guarantees a security, such a guarantee would be considered a separate security which must be valued and included in the 5 percent limitation computation of Section 5(b)(1)…(1)

(1)
See Investment Company Act Release No. 9785 (May 1, 1977). See, also, Pilgrim Prime Rate Trust, SEC No-Action Letter (June 29, 1989) (also focusing on whether the fund has economic exposure to the bank).

In this analysis, the staff focused on the economics of the security and the defined issuer reference to those persons to which an investor is economically exposed in connection with the purchase of a security. The Trust intends to use the same analysis for purposes of its concentration policy.

15.
Non-Fundamental Investment Restriction (1) effectively provides that the Trust may sell securities short provided that the market value of securities sold short may not exceed 25% of the value of the Trust's total assets. If the Trust expects to engage in short selling, please include in the Summary of Trust Expenses an estimate of dividends paid on short sales. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.43(j) (With Conforming Changes as of May 1, 2007).

Response: Short selling is not a principal investment strategy of the Trust. Although the Trust has included disclosure in the Statement of Additional Information regarding short sales of securities in order to reserve the ability to sell securities short, based on current market conditions and the anticipated net proceeds of the offering, the Trust's model portfolio does not include any short sales of securities. Therefore, the Trust does not currently anticipate paying any dividends on securities sold short.

General Comments

16.
Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Your comment is noted.

17.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Your comment is noted.

18.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on

Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: We hereby inform you that the Trust currently intends to omit traditional pricing information from the form of prospectus included with the Registration Statement that will be declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended.

19.
Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement. However, we note (as mentioned previously) that BlackRock and its closed-end fund complex have applied for exemptive relief from Section 19(b) under the Investment Company Act and Rule 19b-1 thereunder. Disclosure relating to this application is included in the "Distributions" section of the prospectus.

20.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: Your comment is noted.

21.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Your comment is noted.

* * *

Changes to Pre-Effective Amendment No. 2

        In order to facilitate your review of Pre-Effective Amendment No. 2, we have set forth below a list of the more significant changes that the Trust made to Pre-Effective Amendment No. 2 that are not discussed in our responses to your comments above. Please note that the list is limited to those changes that we believe would be of interest to you. Changes made to Pre-Effective Amendment No. 2 included the following:(1)

(1)
For changes that were made in multiple locations, this list references the first place that they appear.

Prospectus

The Trust's Investments—Portfolio Composition

1.
The Trust has added disclosure regarding its ability to invest in Senior Loan assignments and participations.

2.
The Trust has added disclosure relating to limitations on investing in subprime mortgages or mortgage-backed securities that are backed by subprime loans.

Leverage

3.
The Trust has added additional disclosure with respect to current negotiations with a large commercial bank to arrange a credit facility whereby the Trust expects to be entitled to borrow an amount equal to approximately 33 1/3% of the Trust's Managed Assets.

Risks

4.
The Trust has added disclosure regarding the risks related to the lack of available, reliable information about most Senior Loans.

5.
The Trust has added disclosure regarding the risks related to inflation and investments in Senior Loan assignments and participations.

6.
The Trust has added disclosure regarding the risks related to the Trust's ability to lend its portfolio securities to banks or dealer which meet certain creditworthiness standards established by the board of trustees of the Trust.

7.
The Trust has added disclosure regarding the risks related to recent adverse developments related to subprime mortgages and the possible impact of such developments on the broader economy.

8.
The Trust has added disclosure regarding the Trust's anti-takeover provisions found in the Trust's Agreement and Declaration of Trust and the limitations such provisions place on the ability of other entities or persons to acquire control of the Trust or convert the Trust to open-end status.

Underwriting

9.
The Trust has updated information relating to the purchase agreement, including the public offering price, the sales load and the estimated offering expenses and proceeds, after expenses, to the Trust.

10.
The Trust has updated the disclosure regarding price stabilization of common shares by the underwriters and underwriter short positions.

11.
The Trust has added disclosure regarding additional compensation and structuring fees to be paid by the advisor to certain underwriters.

12.
The Trust has added disclosure regarding BlackRock's and certain underwriter's affiliation with Merrill Lynch & Co., Inc. and The PNC Financial Servics Group, Inc.

Statement of Additional Information

Investment Policies and Techniques

13.
The Trust has added information regarding the risks associated with investing in the subprime mortgage market.

Management of the Trust

14.
The Trust has added information regarding the trustees of the Trust, including (i) the year that each trustee was born, (ii) the length of time served as a trustee of the Trust, (iii) the principal occupation during the past five years and other affiliations of each trustee, (iv) the dollar range of each trustee's equity securities held in the Trust, (v) the number of portfolios in the BlackRock closed-end fund complex overseen by each trustee, (vi) other directorships held by each trustee, (vii) each trustee's estimated compensation from each of (a) the Trust and (b) the Trust and the BlackRock closed-end fund complex and (viii) membership on various committees of the board of trustees and compensation paid to such trustees with respect thereto.

15.
The Trust has added information regarding the advisory board member of the Trust.

16.
The Trust has added information regarding the officers of the Trust, including (i) the age of each officer, (ii) the title of each officer and (iii) the principal occupation during the past five years and other affiliations of each officer.

17.
The Trust has added disclosure regarding BlackRock's and certain underwriter's affiliation with Merrill Lynch & Co., Inc. and The PNC Financial Services Group, Inc.

18.
The Trust has added information about the other client accounts managed by the Trust's portfolio managers.

Financial Statements

19.
The Trust has provided unaudited financial information regarding the seed investment in the Trust as of November 13, 2007.

Appendix A

20.
The Trust has added a brief description of the ratings symbols and their meanings for the Trust and certain ratings agencies.

* * *

        We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely yours,
/s/ Michael K. Hoffman Michael K. Hoffman
cc:
Anne Ackerley BlackRock Advisors, LLC

Annex A

Distribution Yield Example—BDT

	2006				2007
	March	June	September	December	March	June	September
Income	$0.09347	$0.00000	$0.00000	$0.09120	$0.08866	$0.03200	$0.00000
Profit from the Sale of Securities	$0.00000	$0.22500	$0.22500	$0.00000	$0.00000	$0.00000	$0.10188
Return of Capital	$0.13153	$0.00000	$0.00000	$0.13380	$0.13634	$0.19300	$0.00000

Total	$0.22500	$0.22500	$0.22500	$0.22500	$0.22500	$0.22500	$0.10188

Market Price (assumed to be $10.00)	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Annualized Distribution Yield	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%	4.08%
Annualized Distribution Yield less Return of Capital	3.74%	9.00%	9.00%	3.65%	3.55%	1.28%	4.08%

QuickLinks

[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]
Changes to Pre-Effective Amendment No. 2
Prospectus
Statement of Additional Information
Financial Statements
Appendix A
  Annex A
Distribution Yield Example—BDT